As filed with the Securities and Exchange Commission on April 25, 2011	Registration No. 333 - 130231

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933, AS AMENDED FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

Mitsui Bussan Kabushiki Kaisha
 (Exact name of issuer of deposited securities as specified in its charter)

Mitsui & Co., Ltd.
(Translation of issuer’s name into English)

Japan
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

388 Greenwich Street
New York, New York  10013
(212) 816-6763
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue (13th floor)
New York, New York  10011
(212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Izumi Akai, Esq. Sullivan & Cromwell LLP Otemachi First Square 5-1, Otemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan	Herman H. Raspé, Esq. Patterson, Belknap, Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

☐ immediately upon filing.
It is proposed that this filing become effective under Rule 466:	☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing twenty (20) shares of common stock of Mitsui & Co., Ltd.	N/A	N/A	N/A	N/A

*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American
Depositary Receipt (“Receipt”)
Item Number and Caption			Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal		Paragraph (1)
executive office

2.	Title of Receipts and identity of deposited		Paragraphs (1) and (2)
securities

Terms of Deposit:

	(i)	The amount of deposited securities	Paragraph (1)
represented by one American Depositary
Share (“ADSs”)

	(ii)	The procedure for voting, if any, the	Paragraph (15)
deposited securities

	(iii)	The collection and distribution of	Paragraphs (12) and (14)
dividends

	(iv)	The transmission of notices, reports and	Paragraphs (15) and (17)
proxy soliciting material

	(v)	The sale or exercise of rights	Paragraphs (13) and (14)

	(vi)	The deposit or sale of securities resulting	Paragraphs (12), (14) and (16)
from dividends, splits or plans of
reorganization

	(vii)	Amendment, extension or termination of	Paragraphs (9), (19) and (20) (and no
		the deposit agreement	provisions for extensions).

	(viii)	Rights of holders of Receipts to inspect	Paragraph (17)
the transfer books of the Depositary and
the list of holders of ADSs

	(ix)	Restrictions upon the right to deposit or	Paragraphs (3), (5), (6), (7), and (8)
withdraw the underlying securities

Location in Form of American
Depositary Receipt (“Receipt”)
Item Number and Caption		Filed Herewith as Prospectus

(x)	Limitation upon the liability of the	Paragraph (18)
Depositary

(xi)	Fees and charges which may be imposed	Paragraph (10)
directly or indirectly on holders of
ADSs

Item 2. AVAILABLE INFORMATION		Paragraph (17)

The Company has been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the “Commission”), which reports can be retrieved from the Commission’s internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.  The Company has filed (i) a Form 25 with the U.S. Securities and Exchange Commission (“SEC”) to withdraw from listing on the national securities exchange and from registration under Section 12(b) of the Exchange Act and (ii) a Form 15F (“Form 15F”) with the Commission to terminate its obligation under Section 15(d) of the Exchange Act to file with and submit to the Commission reports required by Section 13(a) of the Exchange Act.  The filing of the Form 15F immediately suspended the Company’s duty under the Exchange Act to file or submit the reports required by Sections 13(a) of the Exchange Act.  Upon the effectiveness of the Form 25, the Company’s duty to file or submit reports under Section 13(a) of the Exchange Act will terminate, and upon effectiveness of the Form 15F, the Company’s duty under Section 15(d) of the Exchange Act to file or submit reports required by Section 13(a) of the Exchange Act will terminate.  Pursuant to Rule 12g3-2(b)(1), the Company is exempt from the reporting obligations of the Exchange Act.  In order to satisfy the conditions of Rule 12g3-2(b) the Company intends to publish English translations of the information contemplated in Rule 12g3-2(b)(2)(i) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market.  The Company has specified in Form 15F the internet website or the electronic information delivery system on which it intends to publish such information.  The information so published by the Company cannot be retrieved from the Commission’s internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission.  If either the Form 25 or Form 15F does not become effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with the Commission, and submit to the Commission, certain reports that can be retrieved from the Commission’s internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 2 to the Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(i) Form of Amendment No. 2 to Deposit Agreement, by and among Mitsui & Co., Ltd. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares issued under the Deposit Agreement. – Filed herewith as Exhibit (a)(i).

(a)(ii) Amendment No. 1 to Deposit Agreement, dated as of January 4, 2006, by and among the Company, the Depositary, and all Holders from time to time of American Depositary Receipts and European Depositary Receipts issued under the Deposit Agreement. – Filed herewith as Exhibit (a)(ii).

(a)(iii) Deposit Agreement, dated as of October 1, 1982, among the Company, the Depositary, and all Holders from time to time of American Depositary Receipts and European Depositary Receipts issued thereunder. – Previously filed.*

(b) Letter Agreement, dated November 28, 2007, by and between the Company and the Depositary. ___ Filed herewith as Exhibit (b).

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ None

(e) Certificate under Rule 466. ___ None.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

* Previously filed as exhibit (a)(ii) to Registration Statement on Form F-6 (Reg. No. 333-130231).

Item 4. UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders American Depositary Shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Shares thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of October 1, 1982, by and among Mitsui & Co., Ltd., Citibank, N.A., as depositary, and all holders from time to time of American Depositary Receipts and European Depositary Receipts issued thereunder, as amended by Amendment No. 1 to Deposit Agreement, dated as of January 4, 2006, supplemented by Letter Agreement, dated November 28, 2007, and proposed to be amended by Amendment No. 2 to Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 25th day of April, 2011.

Legal entity created by the Deposit Agreement (as amended and supplemented) for the issuance of American Depositary Shares registered hereunder, each American Depositary Share representing twenty (20) shares of common stock of Mitsui & Co., Ltd.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Richard Etienne
	Name: Title:	Richard Etienne Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Mitsui & Co., Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Tokyo, Japan, on April 25, 2011.

MITSUI & CO., LTD.

By:	/s/ Joji Okada
	Name: Title:	Joji Okada Executive Managing Officer, Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mr. Joji Okada to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on April 25, 2011.

Signature		Title

/s/ Shoei Utsuda		Chairman of the Board of Directors
Name:	Shoei Utsuda

/s/ Masami Iijima		Representative Director, President and
Name:	Masami Iijima	Chief Executive Officer (principal executive officer)

/s/ Seiichi Tanaka		Representative Director, Executive Vice President
Name:	Seiichi Tanaka

/s/ Takao Omae		Representative Director, Executive Vice President
Name:	Takao Omae

/s/ Masayoshi Komai		Representative Director, Executive Vice President
Name:	Masayoshi Komai

Signature		Title

/s/ Daisuke Saiga		Representative Director, Executive Managing Officer
Name:	Daisuke Saiga

/s/ Ken Abe		Director
Name:	Ken Abe

Director
Name:	Junichi Matsumoto

Director
Name:	Norinao Iio

Director
Name:	Nobuko Matsubara

Director
Name:	Ikujiro Nonaka

Director
Name:	Hiroshi Hirabayashi

Director
Name:	Toshiro Muto

/s/ Joji Okada		Executive Managing Officer; Chief Financial Officer
Name:	Joji Okada	(principal financial and accounting officer)

Authorized Representative in the U.S.

/s/ Mitsuhiko Kawai		Executive Managing Officer;
Name:	Mitsuhiko Kawai	Chief Operating Officer of Americas Business Unit

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 2 to Deposit Agreement

(a)(ii)	Amendment No. 1 to Deposit Agreement

(b)	Letter Agreement